SECURITIES AND EXCHANGE COMMISSION

                       WASHINGTON, DC 20549

                             ---------

                          SCHEDULE 14f-1

                       INFORMATION STATEMENT

                 Pursuant to Section 14(f) of the
     Securities Exchange Act of 1934 and Rule 14f-1 thereunder

                            DATAMEG CORP.

       (Exact name of registrant as specified in its charter)



         New York                000-12493              13-3134389
(State of Incorporation)  (Commission File Number)    (IRS Employer
                                                    Identification No.)


       3148 Dumbarton Street, N.W.
             Washington, D.C.    		           20007
       ---------------------------		        ----------
 (Address of principal executive office)	        (Zip Code)



Registrant's telephone number, including area code:   (202) 965-2448
                                                      --------------


INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

The information contained herein is being furnished to holders of the commn stock, par value $.01 per share (the "Common Stock"), of DataMeg Corp., a New York corporation (the "Company"), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 under the Exchange Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of shareholders. The date of this Information Statement is October 30, 2000.

SUMMARY

The Company and the DataMeg Corporation ("DTMG-VA") entered into a share exchange agreement pursuant to which all of DTMG-VA shareholders received shares of the Company's Common Stock and DTMG-VA became a wholly owned subsidiary of the Company. As a condition to the transaction and pursuant to a voting agreement ("Voting Agreement") between then existing management and majority shareholders of the Company, DTMG-VA's founder Andy Benson and his designees (collectively "Mr. Benson") will assume control of the DataMeg board of directors ("Board"). Under the terms of the Voting Agreement, Mr. Benson will control the number and identity of the persons who sit on the DataMeg Board.

NO ACTION IS REQUIRED BY THE SHAREHOLDERS OF THE COMPANY IN CONNECTION WITH THE RESIGNATION OR APPOINTMENT OF ANY DIRECTOR OR OFFICER.

However, Section 14(f) of the Exchange Act requires the mailing to the Company's shareholders of the information set forth in this Information Statement. The Company is notifying its shareholders of the contemplated change in majority control of the Company's Board of Directors by mailing this Information Statement to shareholders of record as of September 30, 2000 and by filing a copy of the Information Statement with the Securities & Exchange Commission (SEC). After the new directors have taken office, the Company will report the resulting change of control by filing a Current Report on Form 8-K.

On September 30, 2000, the Company had 33,245,634 shares of Common Stock otstanding. While pursuant to a August 4, 2000 amendment to the Company's Certificate of Incorporation the Company is authorized to issue 80,000,000 shares of capital stock, 75,000,000 of which are Common Stock and 5,000,000 of which are Preferred Stock, par value $.01 per share, the Common Stock is currently the only class of securities of the Company outstanding and entitled to vote. Each share of Common Stock is entitled to one non-cumulative vote. Shareholders of the Company will have the opportunity to vote with respect to the election of directors at the next annual meeting of the Company's shareholders.

THE AGREEMENT AND PLAN OF SHARE EXCHANGE

	On April 24, 2000, the sole director of DataMeg approved an Agreement and Plan of Share Exchange between the Company and DTMG-VA pursuant to which all of the issued and outstanding shares of DTMG-VA were exchanged for shares of the Company's common stock equaling, upon completion of the share exchange, 90% of the issued and outstanding voting capital stock of the Company. As a result of this transaction, the Company's former stockholders owned 10% of the Company's issued and outstanding shares of Common Stock. The former stockholders of DTMG-VA, as a consequence of the Share Exchange, then owned 90% of the Company's issued and outstanding shares of Common Stock and DTMG-VA became a wholly owned subsidiary of the Company.

Under New York Law, the vote of the Company's stockholders, as the acquiring corporation, was not required to approve a share exchange. However, the Company could not effect the share exchange without an amendment to the Company's Certificate of Incorporation increasing the
number of shares the Company is authorized to issue.    New York law does
require stockholder approval for such an amendment. On June 5, 2000, at a special meeting, the Company's' stockholders approved an amendment to the Company's Certificate of Incorporation which, among other things, increased the Company's authorized capital stock to 80,000,000 shares, 75,000,000 shares of which are Common Stock and 5,000,000 shares of which are shares of Preferred Stock, par value $.01 per share.

On April 24, 2000, the Board of Directors of DTMG-VA approved the con-templated Share Exchange and recommended that the stockholders of DTMG-VA approve the contemplated Share Exchange. By unanimous written consent of the DTMG-VA stockholders, effective May 5, 2000, the stockholders of DTMG-VA approved, adopted and consented to the proposed Agreement and Plan of Share Exchange with the Company. DTMG-VA

	DTMG-VA is a research and development stage company focused primarily on developing new technologies related to the internet and information access. DTMG-VA was incorporated in Virginia in 1999 and has its principal place of business at 3148 Dumbarton Street, NW., Washington, D.C. 20007. Telephone (202) 965-2448.

DTMG-VA has no material properties. Other than office supplies, furniture and equipment incidental to the development to the of its technology products, its primary assets are the technology it has and is developing for high speed data transmission over ordinary telephone lines referred to by the Company as a Communications Acceleration Systems (CAS). DTMG-VA reports to have filed patents pertinent to this technology development and its proprietary tone, frequency, modulation technology. DTMG-VA's core strategy is to obtain business partners in specific market sectors that its feels will enhance its ability to introduce a working CAS network.
As with all start-up companies, the success of its business plan, the viability of its technology, market acceptance of its products, when and if developed from such technology, and DTMG-VA's ability to obtain the necessary capital to implement such plan are speculative.

Agreement regarding control of the DataMeg Board of Directors

	The Agreement and Plan of Share Exchange provides that promptly upon compliance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14(f)-1 promulgated thereunder, two designees of Andrew Benson, DTMG-VA's founder, will be appointed to serve the vacant unexpired terms of office of former Directors of the Company's Board of Directors. The effect of the forgoing would be to put designees of DTMG-VA, the acquired corporation, in control of the Company's Board of Directors, without a vote of the stockholders. Rule 14(f)-1 requires the dissemination of certain information regarding the director designees who will take control of the Company's Board to all Company stockholders ten
(10) days prior to their taking office, however, it does not empower stockholders to vote on such matter. Mr. Benson has nominated himself and Reggie Phillips as his designees to the Company's Board of Directors.

BENEFICIAL SECURITY OWNERSHIP

The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock as of September 30, 2000, by:
(i) each person who is known by the Company to beneficially own 5% or more of the Company's outstanding Common Stock; (ii) the Company's President and Chief Executive Officer ("CEO"); (iii) each director and director nominee; and (iv) all directors, director nominees and executive officers of the Company as a group. The Company is not aware of any beneficial owner of more than 5% of the outstanding Common Stock other than as set forth in the following table. Unless otherwise indicated, the address of each named beneficial owner is c/o DataMeg Corporation, 3148 Dumbarton Street, NW., Washington, D.C. 20007.


 NAME AND ADDRESS        NUMBER OF SHARES     PERCENT OF CLASS
OF BENEFICIAL OWNER     BENEFICIALLY OWNED      OUTSTANDING

  Andrew Benson             10,448,892              33%
  Reggie Phillips           10,917,642              33%
  John Cairns                4,362,057              13%


   All directors,
director nominees and
 executive officers         ----------              ---
     as a group             25,728,591              79%
    (3 persons)

*Less than 1 percent



BOARD OF DIRECTORS

As noted above, the Company and DTMG-VA entered into a share exchange agreement pursuant to which all of DTMG-VA shareholders received share s of the Company's Common Stock and DTMG-VA became a wholly owned subsidiary of the Company. As a condition to the transaction and pursuant to a voting agreement ("Voting Agreement") between the existing management and majority shareholders of the Company, DTMG-VA's founder Andy Benson and his designees (collectively "Mr. Benson") will assume control of the Company's board of directors ("Board"). Under the terms of the Voting Agreement, Mr. Benson will control the number and identity of the persons who sit on the Board.

On August 18, 2000, pursuant to the Voting Agreement, Mr. Benson and Reggi Phillips ("Mr. Phillips"), a designee of Mr. Benson, were appointed to the Board of Directors to take office, subject to compliance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act, on November 13, 2000
(the "Effective Date")

NAME               AGE	  POSITION HELD
---------------	   ---	  ----------------------------------
Andrew Benson	   45	  Chairman of the Board of Directors
                          President and Secretary

Reggie Phillips	   50	  Director Nominee


ANDREW BENSON, founded DTMG-VA in January 1999. From 1990 to 1997, Mr. enson served as the Chief Executive Officer of Video Sentry Corporation, a Minnesota corporation and, from 1997 to 1999, Mr. Benson served a the Vice President of CCTV Operations of Sentry Technology. In addition, Mr. Benson served on the Boards of Directors of both Video Sentry Corporation and Sentry Technology, both public corporations. REGGIE PHILLIPS, co-founded DTMG-VA in January 1999 and has served as the company's Chief Operating Officer since March 1999. Most recently, prior to his work with DTMG-VA, Mr. Phillips served as the Chief Operating Officer and Vice President of Sales of SQL Software, a Delaware corporation based in Vienna, Virginia. Prior to that, Mr. Phillips served as a Director with Landmark Systems, a Delaware corporation. Mr. Phillips holds an A.A. from Florida Junior College and a B.B.A. from the University of Florida.

Following the Effective Date, the Company will designate audit and compenstion committees of the Board of Directors. The Audit Committee recommends engagement of the Company's independent auditors, is primarily responsible for approving the services performed by the Company's independent auditors and for reviewing and evaluating the Company's accounting principles and internal system of accounting controls and has general responsibility in connection with related matters. The Compensation Committee evaluates management's recommendations and makes recommendations to the Board of Directors concerning the compensation of the Company's executive officers. The Compensation Committee is also responsible for the formulation of the Company's executive compensation policy and the research, analysis and subsequent recommendation regarding the establishment and administration of the Company's Stock Option and Stock Purchase Plans. The Board of Directors does not have a Nominating Committee or an Executive Committee.

The Company's Bylaws provide that there shall be six (6) members of the Board of Directors subject to amendment of the number from time to time by resolution of either the Board or the Shareholders. Each director is elected at the annual meeting of the shareholders to serve until his successor is elected and qualified. Executive officers are elected annually by the Board of Directors and serve at the discretion of the Board of Directors.

Neither Mr. Benson nor Mr. Phillips, are a party to any material proceeding adverse to, or have a material interest adverse to, the Company or any of its subsidiaries.

COMPENSATION OF DIRECTORS

Directors receive a quarterly cash fee of $1,250 for their services.
In addition, directors receive $500 per Board of Directors' meeting attended, and $250 per committee meeting attended (unless such meeting is combined with a full Board of Directors' meeting). Directors who are employees do not receive any additional compensation for their service as directors. Directors are reimbursed for out-of-pocket expenses associated with their attendance at Board of Directors' meetings.

EXECUTIVE OFFICERS

As of October 30, 2000, Mr. Benson served as President and Secretary, the only officers, of the Company and there were no executive officers of the Company who are not also directors of the Company. There are no family relationships among the directors or executive officers of the Company.

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE OF
CONTROL ARRANGEMENTS

On January 1, 1999, the Company's wholly owned subsidiary, DTMG-VA entered into employment agreements with Messrs. Benson and Phillips that will expire on March 30, 2002, unless automatically extended for an additional period of one year. Automatic renewal will result unless either party notifies the other in writing of its intent not to renew at least thirty days in advance of the expiration of the term. Under their respective agreements, Messrs. Benson and Phillips will serve, first as full time consultants to, and then as full time employees of, DTMG-VA with the titles of President and Chief Operating Officer, respectiely of DTMG-VA. Transition from consultant to employee is based upon DTMG-VA achieving certain agreed upon levels of debt and/or equity financing. Under his agreement, Mr. Benson was entitled to receive an initial monthly base compensation of $10,000 for the first three and one-half months of his employment, a monthly base compensation of $18,000 or the next six months of his employment and thereafter will be entitled to receive an monthly base compensation of $36,000 as a con-sultant, until he transitions to full employee status. Upon becoming a full time employee Mr. Benson will receive an annual base salary of $500,000. If Mr. Benson is terminated by DTMG-VA other than for cause, DTMG-V must continue to pay Mr. Benson either periodically corresponding to the dates such base salary would otherwise be paid or, at the election of DTMG-VA, as a lump sum payment, that amount equal to Mr. Benson's base salary through that would have been payable to Mr. Benson through the remainder of the term of the agreement. In connection with his sevice as DTMG-VA's President, Mr. Benson was also awarded a 5-year option to purchase 187,500 shares of the Company's common stock at a
purchase price of $3.30 per share, which he has exercised.   Under his
agreement, Mr. Phillips was entitled to receive an initial monthly base compensation of $10,000 for the first three and one-half months of his employment, a monthly base compensation of $18,000 for the next six months of his employment and thereafter will be entitled to receive a monthly base compensation of $36,000 as a consultant, until he transitions to full employee status. Upon becoming a full time employee Mr. Phillips will receive an annual base salary of $500,000. If
Mr. Phillips is terminated by DTMG-VA other than for cause, DTMG-VA must continue to pay Mr. Phillips either periodically corresponding to the dates such base salary would otherwise be paid or, at the election of DTMG-VA, as a lump sum payment, that amount equal to Mr. Phillips's base salary through that would have been payable to Mr. Phillips through the remainder of the term of the agreement.
In connection with his service as DTMG-VA's President, Mr. Phillips was also awarded a 5 -year option to purchase 187,500 shares of the Company's common stock at a purchase price of $3.30 per share, which he has exercised.

	The Agreement and Plan of Share Exchange provides that promptly upon compliance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rle 14(f)-1 promulgated thereunder, two designees of Andrew Benson, DTMG-VA's founder, will be appointed to serve the vacant unexpired terms of office of former Directors of the Company's Board of Directors. The effect of the forgoing would be to put designees of DTMG-VA, the acquired corporation, in control of the Company's Board of Directors, without a vote of the stockholders. Rule 14(f)-1 requires the dissemination of certain information regarding the director designees who will take control of the Company's Board to all Company stockholders ten (1) days prior to their taking office, however, it does not empower stockholders to vote on such matter. Mr. Benson has nominated himself and Reggie Phillips as his designees to the Company's Board of Directors.


COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires the Company's executive officers, directors and holders of more than 10% of the Company's Common Stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "Commission"). Such persons are required to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no other reports were required from such persons, the Company believes, that during or with respect to the period from July 1, 1999 to June 30, 2000, all of its executive officers, directors and 10% stockholders complied with their Section 16(a) obligations.


SIGNATURE

Pursuant to the requirements of the Securities Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned who is so duly authorized.


					        DATAMEG CORPORATION

Date:	_____________, 2000                     Andrew Benson
                                        By: /s/ -------------
                                                Andrew Benson
                                                President